MANAGEMENT DISCUSSION & ANALYSIS

September 30, 2013

November 6, 2013

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion and analysis should be read in conjunction with the unaudited consolidated interim financial statements of Oncolytics Biotech Inc. as at and for the three and nine months ended September 30, 2013 and 2012, and should also be read in conjunction with the audited consolidated financial statements and Management's Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) contained in our annual report for the year ended December 31, 2012. The financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”).
FORWARD-LOOKING STATEMENTS

The following discussion contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and under applicable Canadian provincial securities legislation. Forward-looking statements, including our belief as to the potential of REOLYSIN®, a therapeutic reovirus, as a cancer therapeutic and our expectations as to the success of our research and development and manufacturing programs in 2013 and beyond, future financial position, business strategy and plans for future operations, and statements that are not historical facts, involve known and unknown risks and uncertainties, which could cause our actual results to differ materially from those in the forward-looking statements.
Such risks and uncertainties include, among others, the need for and availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN as a cancer treatment, the success and timely completion of clinical studies and trials, our ability to successfully commercialize REOLYSIN, uncertainties related to the research, development and manufacturing of REOLYSIN, uncertainties related to competition, changes in technology, the regulatory process and general changes to the economic environment.
With respect to the forward-looking statements made within this MD&A, we have made numerous assumptions regarding among other things: our ability to obtain financing to fund our development program, our ability to receive regulatory approval to commence enrollment in our clinical trial program, the final results of our co-therapy clinical trials, our ability to maintain our supply of REOLYSIN and future expense levels being within our current expectations.
Investors should consult our quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Forward-looking statements are based on assumptions, projections, estimates and expectations of management at the time such forward-looking statements are made, and such assumptions, projections, estimates and/or expectations could change or prove to be incorrect or inaccurate. Investors are cautioned against placing undue reliance on forward-looking statements. We do not undertake to update these forward-looking statements except as required by applicable law.
REOLYSIN Development Update For 2013

Oncolytics Biotech Inc. is a Development Stage Company

Since our inception in April of 1998, Oncolytics Biotech® Inc. has been a development stage company and we have focused our research and development efforts on the development of REOLYSIN, our potential cancer therapeutic. We have not been profitable since our inception and expect to continue to incur substantial losses as we continue research and development efforts. We do not expect to generate significant revenues until, if and when, our cancer product becomes commercially viable.
Our goal each year is to advance REOLYSIN through the various steps and stages of development required for potential pharmaceutical products. In order to achieve this goal, we believe that we have to actively manage the development of our clinical trial program, our pre-clinical and collaborative programs, our manufacturing process and REOLYSIN supply, and our intellectual property.
Clinical Trial Program

Our clinical trial program is made up of randomized and non-randomized clinical trials that are sponsored by Oncolytics and by third parties. We began the third quarter of 2013 with a clinical program consisting of 15 clinical trials which includes seven randomized clinical trials. Of these 15 clinical trials, we fund three clinical trials and third parties sponsor the other 12. During the third quarter of 2013, we announced final clinical trial results from our U.S. Phase II squamous cell lung cancer study. We exited the third quarter of 2013 with 15 clinical trials of which three are funded by Oncolytics.

Clinical Trial - Stage 1 of our Randomized Phase III Head and Neck Trial

During the third quarter of 2013, we continued to wait for all of the required patient events to occur in order for us to perform the data analysis on stage 1 of our randomized Phase III head and neck cancer trial. Stage 1 of this trial is a non-adaptive stage that randomized 167 patients in order to determine the patient characteristics and enrollment requirements for stage 2.

Clinical Trial - Third Party Clinical Trials

We began the third quarter of 2013 with 12 third party sponsored clinical trials ("Third Party Trials"). Third Party Trials have allowed us to expand our clinical program to include additional cancer indications (pancreatic, ovarian, colorectal, prostate, breast, lung cancers in various stages and histologies and multiple myeloma) while allowing us to remain focused on stage 1 of our global randomized Phase III head and neck trial, our non-small cell lung cancer trial and complete our other clinical trials. Our Third Party Trials require that we supply enough REOLYSIN for the enrollment requirements of each trial, sufficient intellectual capital to support the principal investigators and in some cases cost sharing of patient enrollment activities. The institutions involved provide the rest of the required activities to operate the clinical trial. These activities include patient screening and enrollment, treatment, monitoring and overall clinical trial management and reporting. The result is a larger clinical program investigating more cancer indications at a significantly reduced financial cost to Oncolytics. Our Third Party Trials are sponsored by the U.S. National Cancer Institute (“NCI”), the National Cancer Institute of Canada Clinical Trials Group ("NCIC"), the Cancer Therapy & Research Center at The University of Texas Health Center in San Antonio (“CTRC”), and the University of Leeds (“Leeds”).

Clinical Trial - Results

U.S. Phase II Squamous Cell Carcinoma Clinical Trial
During the third quarter of 2013, we announced final tumour response data from our U.S. Phase II single arm clinical trial in patients with squamous cell carcinoma of the lung (SCCLC) using intravenous administration of REOLYSIN in combination with carboplatin and paclitaxel.

The analysis examined percent best overall tumour responses between pre-treatment and up to six treatment cycles. Of 25 evaluable patients who had more than one cycle of therapy, 23 (92%) exhibited overall tumour shrinkage (mean shrinkage was 32.7%). Of the 25 evaluable patients, 10 (40%) had partial responses (PRs), while a further 13 (52%) showed stable disease (SD) and two (8%), had progressive disease (PD), for a disease control rate (complete response (CR) + PR + SD) of 92%.

The study enrolled patients with metastatic stage IIIB or stage IV, or recurrent, squamous cell carcinoma of the lung, who were chemotherapy-naïve for their metastatic or recurrent cancer. The primary objective of the trial was to evaluate the patients' tumour response. The secondary objectives were to assess progression-free survival and overall survival for the treatment regimen in the study population.

Clinical Trial - Biomarker Studies

In the third quarter of 2013, we continued to advance our existing biomarker research program. Our four randomized Phase II clinical studies sponsored by the NCIC and our single arm Phase II clinical study in non-small cell lung cancer (adenocarcinoma) already include full biomarker examinations. We have been engaged with one of our collaborators in pre-clinical research into biomarkers for REOLYSIN in head and neck cancers. We are adding additional biomarker studies including a retrospective examination of our NCI sponsored randomized phase II pancreatic cancer clinical trial. Our objective with these biomarker studies is to determine if there are predictive biomarkers that will allow us to better target REOLYSIN as a cancer therapy in a number of indications.

Manufacturing and Process Development

During the third quarter of 2013, we completed one 100-litre cGMP production run and continued our validation activities designed to demonstrate that our manufacturing process for the commercial production of REOLYSIN is robust and reproducible as part of a process validation master plan. Process validation is required to ensure that the resulting product meets required specifications and quality standards and will form part of the Company’s submission to regulators, including the US Food and Drug Administration, for product approval.
Intellectual Property

At the end of the third quarter of 2013, we had been issued over 380 patents including 52 U.S. and 17 Canadian patents as well as issuances in other jurisdictions. We have an extensive patent portfolio covering the oncolytic reovirus that we use in our clinical trial program including a composition of matter patent that expires in 2028. Our patent portfolio also includes methods for treating proliferative disorders using modified adenovirus, HSV, parapoxvirus and vaccinia virus.
Financing Activity

U.S. Underwritten Public Offering

In February of 2013, we closed a U.S. underwritten public offering whereby we issued 8,000,000 common shares at an issue price of U.S.$4.00 per common share for gross proceeds of U.S.$32,000,000.

Options

Throughout 2013, we received cash proceeds of $0.1 million with respect to the exercise of 48,533 stock options.
Financial Impact

We estimated at the beginning of the third quarter of 2013 that our cash requirements to fund our operations for the year would be approximately between $23.0 million and $25.0 million. Our cash usage for the nine month period ending September 30, 2013 was $20,029,692 from operating activities and $250,814 for the acquisition of property and equipment. Our net loss for the nine month period ending September 30, 2013 was $17,740,167.
Cash Resources

We exited the third quarter of 2013 with cash and short-term investments totaling $31,473,845 (see “Liquidity and Capital Resources”).
REOLYSIN Development For 2013

Our planned development activity for REOLYSIN in 2013 is made up of clinical, manufacturing, and intellectual property programs. Our 2013 clinical program includes the anticipated release of clinical data from stage 1 of our global randomized Phase III head and neck cancer trial, our randomized U.S. Phase II pancreatic cancer trial, and our randomized U.S. Phase II ovarian cancer trial. As well, we expect to release additional clinical data from our lung cancer trials. These results will assist in the determination of our regulatory path and the next steps for our clinical program. As well, we expect enrollment to continue in our Third Party Trials throughout 2013.

Our 2013 manufacturing program includes several 100-litre cGMP production runs along with the related fill, labeling, packaging and shipping of REOLYSIN to our various clinical sites. We also plan to continue progressing through our process validation master plan and related conformity testing in 2013. Finally, our intellectual property program includes filings for additional patents along with monitoring activities required to protect our patent portfolio.

We continue to estimate the cash requirements to fund our 2013 operations will be approximately between $23.0 million and $25.0 million. Our actual 2013 cash requirements will depend on our ultimate clinical and manufacturing programs (see “Liquidity and Capital Resources”).

Third Quarter Results of Operations
(for the three months ended September 30, 2013 and 2012)

Net loss for the three month period ending September 30, 2013 was $6,113,650 compared to $9,243,902 for the three month period ending September 30, 2012.

Research and Development Expenses (“R&D”)

	2013 $	2012 $
Clinical trial expenses	1,967,631	5,613,977
Manufacturing and related process development expenses	1,714,042	1,150,322
Intellectual property expenditures	295,710	263,707
Research collaboration expenses	104,601	157,441
Other R&D expenses	924,695	1,096,626
Foreign exchange loss (gain)	(7,092)	35,796
Share based payments (recovery)	2,385	(125,100)
Scientific research and development repayment (refund)	—	(63,441)
Research and development expenses	5,001,972	8,129,328

Clinical Trial Program

	2013 $	2012 $
Direct patient expenses	1,967,631	5,613,977
Clinical trial expenses	1,967,631	5,613,977

During the third quarter of 2013, our clinical trial expenses were $1,967,631 compared to $5,613,977 for the third quarter of 2012. During the third quarter of 2013, our clinical trial program activities relating to stage 1 of our global randomized Phase III head and neck trial declined as enrollment in stage 1 had been completed in 2012. In addition, we incurred direct patient costs associated with our 12 Third Party Trials which include the four randomized clinical studies that are sponsored by the NCIC and the two randomized clinical trials that are sponsored by the NCI.

In the third quarter of 2012, we incurred direct patient costs primarily associated with the re-treatment of patients enrolled in stage 1 of our global randomized Phase III head and neck trial along with the other clinical trials that we were sponsoring.

Manufacturing & Related Process Development (“M&P”)

	2013 $	2012 $
Product manufacturing expenses	1,510,090	911,531
Process development expenses	203,952	238,791
Manufacturing and related process development expenses	1,714,042	1,150,322

Our M&P expenses for the third quarter of 2013 were $1,714,042 compared to $1,150,322 for the third quarter of 2012. During the third quarter of 2013, our product manufacturing costs included the completion of one 100-litre cGMP production run along with related shipping, storage and stability activities. During the second quarter of 2012, we completed a 100-litre cGMP production run along with related testing, fill and packaging activities.

Our process development expenses for the third quarter of 2013 were $203,952 compared to $238,791 for the third quarter of 2012. During the third quarter of 2013 our process development activities included a number of stability studies in addition to optimization and validation studies that are part of our validation master plan. During the third quarter of 2012, our process development activities only focused on optimization and validation studies.

Intellectual Property Expenses

	2013 $	2012 $
Intellectual property expenses	295,710	263,707

Our intellectual property expenses for the third quarter of 2013 were $295,710 compared to $263,707 for the third quarter of 2012. The change in intellectual property expenditures reflects the timing of filing costs associated with our expanded patent base. At the end of the third quarter of 2013, we had been issued over 380 patents including 52 U.S. and 17 Canadian patents, as well as issuances in other jurisdictions.

Research Collaborations

	2013 $	2012 $
Research collaborations	104,601	157,441

Our research collaboration expenses for the third quarter of 2013 were $104,601 compared to $157,441 for the third quarter of 2012. During the third quarter of 2013, our research collaboration activities have included biomarker studies along with studies investigating the interaction of the immune system and the reovirus and the use of the reovirus as a co-therapy with existing chemotherapeutics and radiation. During the third quarter of 2012, we were focused on the interaction of the immune system and the reovirus and the use of the reovirus as a co-therapy with existing chemotherapeutics and radiation.

Other Research and Development Expenses

	2013 $	2012 $
R&D consulting fees	126,548	48,343
R&D salaries and benefits	677,758	871,670
Other R&D expenses	120,389	176,613
Other research and development expenses	924,695	1,096,626

Our other research and development expenses for the third quarter of 2013 were $924,695 compared to $1,096,626 for the third quarter of 2012. During the third quarter of 2013, our Other Research and Development activities declined as a result of the completion of enrollment in stage 1 of our global randomized Phase III head and neck trial. As well, with the shift to Third Party Trials, our current clinical program requires less support. During the third quarter of 2012, we were supporting stage 1 of our global randomized Phase III head and neck trial that was actively enrolling in over 80 clinical sites in 14 countries. As well, in the third quarter of 2012, we incurred costs associated with the change in our Chief Medical Officer that did not occur in the third quarter of 2013.

Share Based Payments

	2013 $	2012 $
Share based payments (recovery)	2,385	(125,100)

Share based payments are non-cash amounts that are a result of activity related to our stock option plan. During the third quarter of 2013, the share based payment expense of $2,385 related to the vesting of previously granted stock options. During the third quarter of 2012, the share based payment recovery of ($125,100) related to the reversal of previously recorded share based payments as a result of options forfeited during the quarter.

Operating Expenses

	2013 $	2012 $
Public company related expenses	585,324	698,317
Office expenses	657,510	447,073
Amortization of property and equipment	41,205	26,422
Share based payments (recovery)	(61,882)	3,415
Operating expenses	1,222,157	1,175,227

Public company related expenses include costs associated with investor relations, business development and financial advisory activities, legal and accounting fees, corporate insurance, director fees and transfer agent and other fees relating to our U.S. and Canadian stock listings. In the third quarter of 2012, we incurred professional fees and transfer agent listing expenses related to the renewal of our base shelf prospectus that were not incurred in the third quarter of 2013.

Office expenses include compensation costs (excluding share based payments), office rent, and other office related costs. During the third quarter of 2013, we incurred additional compensation costs related to the change in our general legal counsel that were not incurred in 2012.

During the third quarter of 2013, our non-cash share based payment (recovery) expense was ($61,882) compared to $3,415 for the third quarter of 2012. In the third quarter of 2013, share based payment recovery of ($81,725), relating to the reversal of previously recorded share based payments as a result of options forfeited during the quarter, was offset by share based payment expense of $19,843. During the third quarter of 2012, share based payment expense related to the vesting of previously granted stock options.
Results of Operations
(for the nine month period ending September 30, 2013 and 2012)

Net loss for the nine month period ending September 30, 2013 was $17,740,167 compared to $27,881,232 for the nine month period ending September 30, 2012.

Research and Development Expenses (“R&D”)

	2013 $	2012 $
Clinical trial expenses	7,268,826	15,264,978
Manufacturing and related process development expenses	2,825,457	5,071,940
Intellectual property expenditures	875,497	745,954
Research collaboration expenses	269,893	212,766
Other R&D expenses	2,675,107	3,556,899
Foreign exchange loss (gain)	868	(56,161)
Share based payments (recovery)	7,675	(59,734)
Scientific research and development repayment (refund)	—	(63,441)
Research and development expenses	13,923,323	24,673,201

Clinical Trial Program

	2013 $	2012 $
Direct patient expenses	7,268,826	14,881,880
Phase III start up expenses	—	383,098
Clinical trial expenses	7,268,826	15,264,978

During the nine month period ending September 30, 2013, our clinical trial expenses were $7,268,826 compared to $15,264,978 for the nine month period ending September 30, 2012. During the nine month period ending September 30, 2013, our clinical trial program activities relating to stage 1 of our global randomized Phase III head and neck trial declined as a result of the completion of stage 1 enrollment in 2012 and a pause in enrollment. In the nine month period ending September 30, 2013, we were incurring direct patient costs associated with the re-treatment of patients enrolled in our global randomized Phase III head and neck clinical trial. In addition, we incurred direct patient costs associated with our 12 Third Party Trials which include the six randomized clinical studies that are sponsored by the NCIC and the NCI.

In the nine month period ending September 30, 2012, we incurred direct patient costs primarily associated with the enrollment in our global randomized Phase III head and neck trial along with the other clinical trials that we are sponsoring. In addition, we incurred Phase III start up costs as we increased the number of enrolling clinical centres throughout the first half of 2012.

We expect our clinical trial expenses will be lower in 2013 compared to 2012. Our clinical program includes 12 Third Party Trials and only three Company sponsored trials. We expect to incur support costs associated with our Third Party Trials, but these costs are expected to be less than the typical costs associated with directly funding similar clinical trials. In addition, we expect to complete enrollment in the three remaining clinical trials that we are currently sponsoring.

Manufacturing & Related Process Development (“M&P”)

	2013 $	2012 $
Product manufacturing expenses	1,933,552	4,127,269
Process development expenses	891,905	944,671
Manufacturing and related process development expenses	2,825,457	5,071,940

Our M&P expenses for the nine month period ending September 30, 2013 were $2,825,457 compared to $5,071,940 for the nine month period ending September 30, 2012. During the nine month period ending September 30, 2013, our product manufacturing costs related to the completion of one 100-litre cGMP production run along with related shipping, storage and stability activities. During the nine month period ending September 30, 2012, we completed two 100-litre cGMP production runs along with related testing and vial, fill, packaging and shipping activities required to supply our clinical trial program.

Our process development expenses for the nine month period ending September 30, 2013 were $891,905 compared to $944,671 for the nine month period ending September 30, 2012. During the nine month periods ending September 30, 2013 and 2012, our process development activities focused on our validation master plan. These activities included optimization, validation and stability studies.

We now expect our M&P expenses to be lower in 2013 compared to 2012. For the remainder of 2013, we expect to complete one more 100-litre cGMP production runs and we also expect to continue to perform conformity testing related to our process validation master plan.

Intellectual Property Expenses

	2013 $	2012 $
Intellectual property expenses	875,497	745,954

Our intellectual property expenses for the nine month period ending September 30, 2013 were $875,497 compared to $745,954 for the nine month period ending September 30, 2012. The change in intellectual property expenditures reflects the timing of filing costs associated with our expanded patent base. For the nine month period ending September 30, 2013, we had been issued over 380 patents including 52 U.S. and 17 Canadian patents, as well as issuances in other jurisdictions. We expect that our intellectual property expenses will remain consistent in 2013 compared to 2012.

Research Collaborations

	2013 $	2012 $
Research collaborations	269,893	212,766

Our research collaboration expenses for the nine month period ending September 30, 2013 were $269,893 compared to $212,766 for the nine month period ending September 30, 2012. During the nine month period ending September 30, 2013, our research collaboration activities in 2013 included biomarker studies along with studies investigating the interaction of the immune system and the reovirus and the use of the reovirus as a co-therapy with existing chemotherapeutics and radiation. During the nine month period ending September 30, 2012, we were focused on the interaction of the immune system and the reovirus and the use of the reovirus as a co-therapy with existing chemotherapeutics and radiation.

We continue to expect that our research collaborations in 2013 will remain consistent with 2012. We expect to complete our ongoing collaborative program carried over from 2012 and will continue to be selective in the types of new collaborations we enter into in 2013.

Other Research and Development Expenses

	2013 $	2012 $
R&D consulting fees	302,298	230,303
R&D salaries and benefits	2,091,915	2,733,728
Other R&D expenses	280,894	592,868
Other research and development expenses	2,675,107	3,556,899

Our other research and development expenses for the nine month period ending September 30, 2013 were $2,675,107 compared to $3,556,899 for the nine month period ending September 30, 2012. During the nine month period ending September 30 2013, our Other Research and Development activities declined as a result of the completion of enrollment in stage 1 of our global randomized Phase III head and neck trial and related pause in enrollment. As well, with the shift to Third Party Trials, our current clinical program requires less support. During the nine month period ending September 30, 2012, we were supporting stage 1 of our global randomized Phase III head and neck trial that was actively enrolling in over 80 clinical sites in 14 countries.

We continue to expect that our Other Research and Development expenses in 2013 will remain consistent compared to 2012.

Share Based Payments

	2013 $	2012 $
Share based payments (recovery)	7,675	(59,734)

Share based payments are non-cash amounts that are a result of activity related to our stock option plan. During the nine month period ending September 30, 2013, the share based payment expense of $7,675 related to the vesting of options previously granted to employees. During the nine month period ending September 30, 2012, the share based payment recovery of ($59,734) related to the reversal of previously recorded share based payments of ($249,458) which was offset by share based payment expense of $189,724.

Operating Expenses

	2013 $	2012 $
Public company related expenses	2,100,780	2,075,283
Office expenses	1,731,838	1,315,847
Amortization of property and equipment	91,351	83,993
Share based payments	183,681	10,245
Operating expenses	4,107,650	3,485,368

Public company related expenses include costs associated with investor relations, business development and financial advisory activities, legal and accounting fees, corporate insurance, director fees and transfer agent and other fees relating to our U.S. and Canadian stock listings. For the nine month period ending September 30, 2013, our public company related expenses have remained relatively consistent compared to the nine month period ending September 30, 2012.

Office expenses include compensation costs (excluding share based payments), office rent, and other office related costs. During the nine month period ending September 30, 2013, we incurred office expenses of $1,731,838 compared to $1,315,847 during the nine month period ending September 30, 2012. In 2013, our office expenses increased compared to 2012 in an effort to support our investor relations activity along with an increase in salaries associated with the change in our general counsel.

During the nine month period ending September 30, 2013, our non-cash share based payment expenses were $183,681 compared to $10,245 for the nine month period ending September 30, 2012. We incurred stock based compensation associated with the grant of stock options to our new director elected at the 2013 Annual General Meeting along with the vesting of options previously granted.

We continue to expect our operating expenses to increase in 2013 compared to 2012.

Commitments

As at September 30, 2013, we are committed to payments totaling $6,506,334 which are expected to occur over the next twelve months for activities related to clinical trial activity, manufacturing and collaborations. All of these committed payments are considered to be part of our normal course of business.

Summary of Quarterly Results

(unaudited)	2013			2012				2011
(amounts in thousands, except per share data)	Sept.	June	March	Dec.	Sept.	June	March	Dec.
Revenue	—	—	—	—	—	—	—	—
Net loss (1), (3)	6,114	5,020	6,607	8,492	9,244	10,179	8,459	11,677
Basic and diluted loss per common share(1), (3)	$0.07	$0.06	$0.08	$0.11	$0.12	$0.13	$0.11	$0.16
Total assets(4)	32,549	39,267	44,272	22,078	29,086	36,561	47,372	36,025
Total cash(2), (4)	31,474	38,155	43,521	21,293	27,977	35,772	46,591	34,856
Total long-term debt	—	—	—	—	—	—	—	—
Cash dividends declared(5)	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

(1)	Included in total cash are cash and cash equivalents plus short-term investments.

(2)	Included in net loss and loss per common share between September 2013 and October 2011 are quarterly stock based compensation expenses
(recovery) of (59,497), $129,997, $120,856, $780,240, ($121,685), $58,343, $13,853, and $1,580,978, respectively.

(3)
We issued 8,048,533 common shares for net cash proceeds of $30.3 million in 2013 (2012 - 5,458,950 common shares for net cash proceeds of $20.8 million; 2011 - 3,293,033 common shares for net cash proceeds of $14.8 million).

(4)	We have not declared or paid any dividends since incorporation.
Liquidity and Capital Resources
2013 Financing Activities

U.S. Underwritten Public Offering

During the nine month period ending September 30, 2013, we closed a U.S. underwritten public offering whereby we issued 8,000,000 common shares at an issue price of U.S.$4.00 per common share for gross proceeds of U.S.$32,000,000.

Options

Throughout the nine month period ending September 30, 2013, we received cash proceeds of $0.1 million with respect to the exercise of 48,533 stock options.

2012 Financing Activities

Public Offering - Bought Deal

On February 8, 2012, we closed a bought deal financing whereby we issued 5,065,750 common shares at an issue price of $4.20 per common share for gross proceeds of $21,276,150. In connection with this bought deal financing, we issued 303,945 compensation options to the underwriters with an exercise price of $4.20 per option expiring on February 8, 2014.

Options

Throughout the nine month period ending September 30, 2012, we received cash proceeds of $1.0 million with respect to the exercise of 344,000 stock options.
Liquidity

As at September 30, 2013, we had cash and cash equivalents, short-term investments and working capital positions as follows:

	September 30, 2013 $	December 31, 2012 $
Cash and cash equivalents	29,472,201	19,323,541
Short-term investments	2,001,644	1,969,228
Shareholders’ equity	27,635,881	14,786,780

We do not have any debt other than trade accounts payable and we have potential contingent obligations relating to the completion of our research and development of REOLYSIN.

In managing our capital, we estimate our future cash requirements by preparing a budget and a multi-year plan annually for review and approval by our Board of Directors ("Board").  The budget establishes the approved activities for the upcoming year and estimates the costs associated with these activities.  The multi-year plan estimates future activity along with the potential cash requirements and is based on our assessment of our current clinical trial progress along with the expected results from the coming year’s activity.  Budget to actual variances are prepared and reviewed by management and are presented quarterly to the Board.

Historically, funding for our plan is primarily managed through the issuance of additional common shares and common share purchase warrants that upon exercise are converted to common shares.  Management regularly monitors the capital markets attempting to balance the timing of issuing additional equity with our progress through our clinical trial program, general market conditions, and the availability of capital.  There are no assurances that funds will be made available to us when required.

On July 3, 2012, we renewed our short form base shelf prospectus (the “Base Shelf”) that qualifies for distribution up to $150,000,000 of common shares, subscription receipts, warrants, or units (the “Securities”). Under our Base Shelf, we may sell Securities to or through underwriters, dealers, placement agents or other intermediaries and also may sell Securities directly to purchasers or through agents, subject to obtaining any applicable exemption from registration requirements. The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying Prospectus Supplement.

Renewing our Base Shelf provides us with additional flexibility when managing our cash resources as, under certain circumstances, it shortens the time period required to close a financing and is expected to increase the number of potential investors that may be prepared to invest in our company. Funds received from a Prospectus Supplement will be used in line with our Board approved budget and multi-year plan. Our renewed Base Shelf expires on August 3, 2014.

We are not subject to externally imposed capital requirements and there have been no changes in how we define or manage our capital in 2013.
Investing Activities

Under our Investment Policy, we are permitted to invest in short-term instruments with a rating no less than R-1 (DBRS) with terms less than two years. Our portfolio consists of guaranteed investment certificates. As of September 30, 2013, we had $2.0 million invested under this policy, currently earning interest at an effective rate of 1.50%.
Financial Instruments and Other Instruments
Our financial instruments consist of cash and cash equivalents, short-term investments, accounts receivable and accounts payable. As at September 30, 2013, there are no significant differences between the carrying values of these amounts and their estimated market values. These financial instruments expose us to the following risks:
Credit risk
Credit risk is the risk of financial loss if a counter-party to a financial instrument fails to meet its contractual obligations. We are exposed to credit risk on our cash and cash equivalents and short-term investments in the event of non-performance by counterparties, but we do not anticipate such non-performance. Our maximum exposure to credit risk at the end of the period is the carrying value of our cash and cash equivalents and short-term investments.
We mitigate our exposure to credit risk by maintaining our primary operating and investment bank accounts with Schedule I banks in Canada. For our foreign domiciled bank accounts, we use referrals or recommendations from our Canadian banks to open foreign bank accounts and these accounts are used solely for the purpose of settling accounts payable or payroll.

We also mitigate our exposure to credit risk by restricting our portfolio to investment grade securities with short-term maturities and by monitoring the credit risk and credit standing of counterparties. Currently, 100% of our short-term investments are in guaranteed investment certificates.
Interest rate risk
Interest rate risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in market interest rates. We are exposed to interest rate risk through our cash and cash equivalents and our portfolio of short-term investments. We mitigate this risk through our investment policy that only allows investment of excess cash resources in investment grade vehicles while matching maturities with our operational requirements.

Fluctuations in market rates of interest do not have a significant impact on our results of operations due to the short term to maturity of the investments held.

Currency risk
Currency risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.  We are exposed to currency risk from the purchase of goods and services primarily in the U.S., the U.K. and the European Union and to the extent cash is held in foreign currencies.  The impact of a $0.01 increase in the value of the U.S. dollar against the Canadian dollar would have increased our net loss in 2013 by approximately $32,102.  The impact of a $0.10 increase in the value of the British pound against the Canadian dollar would have increased our net loss in 2013 by approximately $53,536. The impact of a $0.10 increase in the value of the Euro against the Canadian dollar would have increased our net loss in 2013 by approximately $181,386.

We mitigate our foreign exchange risk through the purchase of foreign currencies in sufficient amounts to settle our foreign accounts payable.

Balances in foreign currencies at September 30, 2013 are as follows:

	U.S. dollars $	British pounds £	Euro €
Cash and cash equivalents	7,114,053	84,723	23,891
Accounts payable	(2,995,662)	(17,339)	(9,625)
	4,118,391	67,384	14,266
Liquidity risk
Liquidity risk is the risk that we will encounter difficulty in meeting obligations associated with financial liabilities. We manage liquidity risk through the management of our capital structure as outlined in the notes to our audited financial statements. Accounts payable are all due within the current operating period.
Other MD&A Requirements

We have 84,758,818 common shares outstanding at November 6, 2013. If all of our warrants (303,945) and options (5,913,344) were exercised we would have 90,976,107 common shares outstanding.

Our 2012 Annual Information Form on Form 20-F is available on www.sedar.com.
Disclosure Controls and Procedures

There were no changes in our internal controls over financial reporting during the quarter ended September 30, 2013 that materially affected or are reasonably likely to materially affect, internal controls over financial reporting.